UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

MPSI Systems Inc.

(Name of the Issuer)

MPSI Systems Inc.

(Name of Person (s) Filing Statement)

Common Stock, $.05 par value

(Title of Class of Securities)

553412206 / 553412107*

(CUSIP Number of Class of Securities)

MPSI SYSTEMS INC.
4343 SOUTH 118TH EAST AVENUE
TULSA, OKLAHOMA 74146
TELEPHONE: (918) 877-6774

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

James C. Auten
MPSI SYSTEMS INC.
4343 SOUTH 118TH EAST AVENUE
TULSA, OKLAHOMA 74146
TELEPHONE: (918) 877-6774

with copies to:

DEL L. GUSTAFSON, ESQ.
HALL, ESTILL, HARDWICK, GABLE, GOLDEN & NELSON, P.C.
320 SOUTH BOSTON AVENUE, SUITE 400
TULSA, OKLAHOMA 74103-3708
TELEPHONE (918) 594-0413

*Cusip for unexchanged shares related to 1993 one for ten reverse stock split.

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	one of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,000	$3.60

*	This amount assumes the acquisition of a total of 60,000 shares of pre-reverse split common stock at a price of $.30 per share.

**	This represents $18,000 multiplied by .0002.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

SECTION 13E-3 TRANSACTION STATEMENT

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed with the Securities and Exchange Commission by MPSI Systems Inc., a Delaware corporation (the “Company”).

     This Schedule relates to the reverse stock split transaction planned by the Company (the “Transaction”). Concurrently with the filing of this Schedule, the Company is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the annual meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve the Transaction. The Proxy Statement is incorporated herein as an Exhibit.

     The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. Our responses to several of the items in this form refer to the sections(s) of the Proxy Statement that provides information responsive to the item. Such sections are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

ITEM 1. SUMMARY TERM SHEET

     Proxy Statement section captioned “Summary Term Sheet.”

ITEM 2. SUBJECT COMPANY INFORMATION

     (a) Name and Address. MPSI Systems Inc. is located at 4343 South 118th East Avenue, Tulsa, Oklahoma 74146 and its telephone number is (918) 877-6774.

     (b) Securities. Common Stock, $.05 par value.

     (c) Trading Market and Price. Proxy Statement section captioned “Description of the Reverse Stock Split—Market for Company Stock.”

     (d) Dividends. Proxy Statement section captioned “Description of the Reverse Stock Split—Dividends.”

     (e) Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. The Company has purchased no common stock during the prior two years. Affiliates of the Company have purchased shares as described in the Proxy Statement under the caption “Beneficial Ownership of Shares; Recent Stock Transactions.”

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON

     (a) Name and Address. The filing person is MPSI Systems Inc. (the subject company). The business address and telephone number of the filing person is 4343 South 118th East Avenue, Tulsa, Oklahoma 74146 and its telephone number is (918) 877-6774. The name and office of each of the executive officers and directors of the Company is described in the Proxy Statement under the caption “Election of Directors.” The address of each executive officer and director of the Company is: c/o 4343 South 118th East Avenue, Tulsa, Oklahoma 74146.

     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons.

          (1) Proxy Statement section captioned “Election of Directors.”

          (2) Proxy Statement section captioned “Election of Directors.”

          (3) None of the Company’s Officers or Directors have been convicted in a criminal proceeding in the past five years.

          (4) None of the Company’s officers or directors have been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the officer or director from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

          (5) Excluding Richard Abrams, who is a citizen of the United Kingdom, all of the Company’s officers and directors are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION

     (a) Material Terms. Proxy Statement sections captioned “Summary Term Sheet,” “Special Factors” and “Description of the Reverse Stock Split.”

     (b) Purchases. Not applicable.

     (c) Different Terms. None.

     (d) Appraisal Rights. Proxy Statement sections captioned “Summary Term Sheet—Dissenters’ Rights” and “Description of the Reverse Stock Split—Dissenters’ Rights.”

     (e) Provisions for Unaffiliated Security Holders. None.

     (f) Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Transactions. Proxy Statement section captioned “Election of Directors—Past Contacts, Transactions, Negotiations and Agreements.”

     (b) Significant Corporate Events. None.

     (c) Negotiations or Contacts. None.

     (d) Conflicts of Interest. Not applicable.

     (e) Agreements Involving the Securities. None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Purposes. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (b) Use of Securities Acquired. Held in treasury.

     (c) Plans. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (d) Subject Company Negotiations. Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     (a) Purposes. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (b) Alternatives. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (c) Reasons. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (d) Effects. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

ITEM 8. FAIRNESS OF THE TRANSACTION

     (a) Fairness. Proxy Statement section captioned “Special Factors—Fairness of the Reverse Stock Split to Unaffiliated Stockholders.”

     (b) Factors Considered in Determining Fairness. Proxy Statement sections captioned “Summary Term Sheet,” “Special Factors” and Exhibit B to the Proxy Statement

     (c) Approval of Security Holders. Proxy Statement section captioned “Special Factors.”

     (d) Unaffiliated Representative. Proxy Statement section captioned “Special Factors.”

     (e) Approval of Directors. Proxy Statement section captioned “Special Factors.”

     (f) Other Offers. Proxy Statement section captioned “Special Factors.”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a) Report, Opinion or Appraisal. The Board did not retain an “outside” expert to render a report, opinion or appraisal for the reasons discussed in the “Summary Term Sheet” and “Special Factors” sections of the Proxy Statement. As stated in those sections, however, the Board did retain a Board member, John McQueen, to determine a fair price and his report is summarized in the Proxy Statement and attached as Exhibit B to the Proxy Statement.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable. See explanation in subpart (a) above.

     (c) Availability of Documents. Not applicable. See explanation in subpart (a) above.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds. Proxy Statement section captioned “Description of the Reverse Stock Split—Source of Funds and Expenses.”

     (b) Conditions. Not applicable.

     (c) Expenses. Proxy Statement section captioned “Special Factors—Effects of the Reverse Stock Split.”

     (d) Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership. Proxy Statement section captioned “Beneficial Ownership of Shares; Recent Stock Transactions.”

     (b) Securities Transactions. Proxy Statement section captioned “Beneficial Ownership of Shares; Recent Stock Transactions.”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

     (a) Solicitation or Recommendation. Not applicable.

     (b) Reasons. Not applicable.

     (c) Intent to Tender. Not applicable.

     (d) Intent to Tender or Vote in a Going-Private Transaction. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

     (e) Recommendations of Others. Proxy Statement sections captioned “Summary Term Sheet” and “Special Factors.”

ITEM 13. FINANCIAL STATEMENTS

     (a) Financial Information. Financial statements included in the Annual Report to shareholders which accompanies and is incorporated into the Proxy Statement.

     (b) Pro Forma Information.

          (1) Proxy Statement section captioned “Special Factors-Pro Forma Balance Sheet Data.”

          (2) Not material.

          (3) Proxy Statement section captioned “Special Factors.”

     (c) Summary Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations. Proxy Statement section captioned “Method of Proxy Solicitation.”

     (b) Employees and Corporate Assets. Proxy Statement section captioned “Method of Proxy Solicitation.”

ITEM 15. ADDITIONAL INFORMATION

     (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

     (b) Other Material Information. Proxy Statement.

ITEM 16. EXHIBITS

     (a) Preliminary Proxy Statement as part of Schedule 14A filed by the Company on EDGAR on March 3, 2004.

     (b) Not applicable.

     (c) Exhibit B to Proxy Statement.

     (d) Not applicable.

     (e) Not applicable.

     (f) Proxy Statement sections captioned “Summary Term Sheet—Dissenters’ Rights” and “Description of the Reverse Stock Split—Dissenters’ Rights.”

     (g) None.

     (h) Consent of Independent Auditors

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MPSI SYSTEMS INC.
By:	/s/ James C. Auten
James C. Auten, Chief Financial Officer

Dated: March 3, 2004.